MINE CLEARING CORP.

March 9, 2010

Craig H. Arakawa

United States Securities and Exchange Commission

Division of Corporation Finance

Re:  Mine Clearing Corporation

        Form 10-K

        Filed December 4, 2009

        File No. 000-52944

Dear Mr. Arakawa:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Mine Clearing Corporation (the “Company”) dated January 29, 2010.

We hope this letter is responsive to your comments and requests for information.  The Company’s goal is to resolve those outstanding comments in a manner that is acceptable to the Staff.

Our responses utilize the same captions contained in the SEC’s letter, and are numbered to correspond to the numbers assigned in such letter.  For your convenience, our responses are prefaced by the Commission’s corresponding comment.

Form 10-K for the Fiscal Year Ended August 31, 2009

Report of Independent Registered Public Accounting Firm, page F-1

1.

We note that the audit report from your current auditors does not cover the period from September 30, 2005 (inception) to August 31, 2009, although the prior auditors had extended audit coverage to the cumulative information through the end of the prior year in rendering their opinion.

Company Response:  We have indicated in the amended 10K that the cumulative period was unaudited.

________________________________________________________________________

2103 Tyrone Place

Phone: 250 490 3378

Penticton, BC V2A 8Z2

olson@mineclearing.com

www.mineclearing.com

Controls and Procedures, page 41

2.

Please disclose the conclusions of your principal executive and principal financials officers, regarding the effectiveness of your disclosure controls and procedures as of August 31, 2009 to comply with Item 307 of Regulation S-K.  Please note that these are different from and incremental to the disclosures required about internal controls over financial reporting under Item 308T of Regulation S-K.

Company Response:  The Company has revised its disclosures to include the conclusions of our executives regarding the ineffectiveness of our disclosure controls and procedures as of August 31, 2009 in order to comply with Item 307 of Regulation S-K.

3.

We note that your conclusion on the effectiveness of your internal control over financial reporting makes reference to an assessment date of August 31, 2008.  Please update your disclosure to include your assessment as of the end of your most recent fiscal year to comply with Item 308T(a)(3) of Regulation S-K.

Company Response:  The Company has revised its disclosures to reference our assessment date as of August 31, 2009.

In response to these comments, the Company will immediately file an amendment to Form 10-K.

The Company acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosure in its filings;

•

comments from the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

it may not assert the comments by the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter is responsive to your comments and requests for information.  We would like to again emphasize that the Company’s goal is to resolve these comments in a manner that is acceptable to the Staff.  Comments or questions regarding this letter may be directed to the undersigned.

Sincerely,

/s/ Larry Olson

Larry Olson

President and CEO

Mine Clearing Corporation